Cigma Metals Corporation
c.Velazquez 150
E-28002, Madrid, Spain
By EDGAR

March 23, 2011

Ms. Tracie Towner
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E., Mail Stop: 7010
Washington, D.C. 20549-7010

Re:	Cigma Metals Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed September 20, 2010
File No. 0-27355

We have prepared the following responses to your letter of December 23, 2010 (the “December 23rd Letter”).  The numbered responses are keyed sequentially to the numbered paragraphs in the December 23rd Letter.  All capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in the Amendment No. 1 to the Form 10-K.

Page references are to the hard copy of Amendment No. 1 to the Form 10-K as marked.

Form 10-K for fiscal Year Ended December 31, 2009

1.           The Company is currently working to prepare the interim reports for the fiscal quarters ended March 31, 2010, June 30, 2010 and September 30, 2010. Once prepared, our independent public accounting firm will review the related financial statements in order for the Form 10-Qs to be filed.

General

2.           The Company's website, http://www.cigmametals.com currently shows as "temporarily not available due to maintenance" so that it can be updated. The Cautionary Note to U.S. Investors will be added to the website and all future press releases.

3.           The Company's website, http://www.cigmametals.com currently shows as "temporarily not available due to maintenance" so that it can be updated. The properties section of our website will be updated to include the technical information and future plans for the properties which is currently contained in our filings.

Properties, page 12

4.           The suggested disclosures have been added. Please refer to pages 11 to 20 inclusive.

5.           The suggested disclosures required under paragraph (b) of Industry Guide 7 for all our material properties have been added. Please refer to pages 11 to 20 inclusive.

6.           The suggested disclosures have been added. Please refer to page 17.

7.           The suggested disclosures have been added. Please refer to pages 11 to 20 inclusive.

8.           The suggested disclosures have been added. Please refer to pages 11 to 20 inclusive.

CIGMA METALS CORPORATION
U.S. Securities and Exchange Commission
July 8, 2010
Attention: Tracie Towner

9.           The suggested disclosures have been added. Please refer to page 17.

We hope that you find the foregoing responsive to the Staff’s comments. If you have any questions, please call me at 1 (604) 687-4432.

Very truly yours,

By “Agustin Gomez de Segura”

Agustin Gomez de Segura